Vestas

RECEIVED

2005 DEC 28 A 9:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

05013515

SUPPL

Randers, 20 December 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 43/2005 of 20 December 2005
  "Vestas receives its largest order ever in the USA for up to 800 MW for delivery in 2006, 2007 and 2008"

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication & IR (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

PROCESSED

DEC 30 2005

THOMSON
FINANCIAL

12/30

82-34889

Vestas®

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 20 December 2005
Stock exchange announcement No. 43/2005

Vestas receives its largest order ever in the USA for up to 800 MW for delivery in 2006, 2007 and 2008

The Vestas Group has received a US order for 600 MW of V82-1.65 MW and V80-1.8 MW wind turbines, with an option for an additional 200 MW.

The order is placed by Horizon Wind Energy, LLC (formerly Zilkha Renewable Energy), a long-time Vestas customer. Horizon Wind Energy is located in Houston, Texas and is a wholly owned subsidiary of the Goldman Sachs Group, a leading global investment banking, securities and investment management firm. The company has a portfolio of over 5,000 MW of wind projects in various stages of development in a dozen states.

"*We are delighted to continue our long-standing relationship with Vestas. The Vestas turbines we have purchased in the past have achieved impressive availability and production levels. Over the next three years, Horizon looks forward to working closely with Vestas so that we can help our customers satisfy the increasing demand for clean, cost-effective renewable electricity,*" says Alec Dreyer, CEO of Horizon Wind Energy.

Vestas will supply and commission the wind turbines, and the order also includes a five-year maintenance and service agreement. Shipment of the turbines will commence in June 2006 and will continue until late 2008, with all turbines being commissioned before year-end 2008.

"*It is very reassuring to the Vestas strategy that Horizon, being a strong player within the renewable energy sector, has chosen Vestas for this large, multi-year order in the USA. Vestas and Horizon have worked diligently over the last few months in the preparation of this order. Horizon's order is a significant part of Vestas' long-term strategy for the North American market and in line with the "Will to Win" strategy,*" says Jens Søby, President of Vestas Americas. "*The fact that this agreement has a delivery timeline beyond the expiry date of the current PTC signals a confidence in the US market on both sides. We believe that wind power plants continue to be an attractive energy choice for the US market and that the US will remain an attractive market to Vestas in the years to come,*" Jens Søby concludes.

The above order does not affect the Vestas Group's expectations for 2005 and 2006, cf. Stock exchange announcement No. 40/2005 of 24 November 2005.

Any questions may be addressed to the Executive Management or to the Vice President of Communication & IR at Vestas Wind Systems A/S, Annette Munk Rasmussen, telephone +45 9730 0000. Questions for Horizon Wind Energy may be addressed to Michael Skelly, telephone +1 713 265 0243.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel, President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82